UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 Amendment No. 7

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EAGLE SUPPLY GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   269894-10-1
                                 (CUSIP Number)

       Bradco Supply Corporation                   Barry Segal
       13 Production Way                           c/o Bradco Supply Corporation
       P.O. Box 67                                 13 Production Way
       Avenel, New Jersey 07001                    P.O. Box 67
       Phone: (732) 382-3400                       Avenel, New Jersey 07001
                                                   Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                 April 25, 2003
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Bradco Supply Corporation - EID #22-1805243
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barry Segal - SS# ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF, AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    107,503
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           107,503
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     107,503
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.069%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby supplement and amend the Schedule 13D, originally filed jointly by the Reporting Persons on February 2, 2001, as amended by Amendment No. 1 filed May 31, 2001, Amendment No. 2 filed July 3, 2001, Amendment No. 3 dated July 25, 2001 and Amendment No. 4 dated February 14, 2002, Amendment No. 5 filed May 13, 2002, (collectively, the "Schedule 13D"), Amendment No. 6 filed June 14, 2002, with respect to their beneficial ownership of Common Stock of Eagle Supply Group, Inc. ("Eagle" or "Company").

Item 1. Security and Issuer

                  No change.

Item 2. Identity and Background

                  Information Regarding Bradco

       ---------------------------------

                  No change

       Information Regarding Barry Segal

       ---------------------------------

                  No change

Item 3. Source and Amount of Funds or Other Consideration

      In the past 60 days, Bradco has directly sold a net amount of 58,000 shares of Company Common Stock on the open market for the aggregate net sale price of approximately $69,605. In the past 60 days, Segal has further directly sold a net amount of 730,425 shares of Company Common Stock on the open market for the aggregate net sale price of approximately $863,165. An itemized breakdown of the daily transactions for the prior 60 days is more fully set forth in Item 5 below.

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

      (a) Segal is the direct beneficial owner of 107,503 shares of Company Common Stock, representing approximately 1.069% of the outstanding Company Common Stock (based on the 10,055,455 shares of Company Common Stock reported to be outstanding in the Company's Form 10Q filed on February 14, 2003).

      (b) Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by him. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by it.

      (c) Within the last 60 days, the following sales of Company Common Stock have been effected on the open market by Segal and Bradco.

Segal Regular Account

Trade                                             Price per
type           Date                Quantity       share in $    Total price in $

Sold          4/25/03               2,400           1.22           2,928.00
Sold          4/25/03               1,600           1.20           1,920.00
Sold          4/25/03               1,500           1.20           1,800.00
Sold          4/25/03               2,500          1.201           3,002.50
Sold          4/25/03                 900           1.20           1,080.00
Sold          4/25/03                 100           1.23             123.00
Sold          4/25/03               1,700           1.27           2,159.00
Sold          4/25/03                 100           1.28             128.00
Sold          4/25/03                 600           1.29             774.00
Sold          4/25/03                 600          1.291             774.60
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               2,500           1.20           3,000.00
Sold          4/25/03                 100           1.14             114.00
Sold          4/25/03                 500           1.11             555.00
Sold          4/25/03                 100           1.12             112.00
Sold          4/25/03                 700           1.13             791.00
Sold          4/25/03                 100           1.15             115.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          3/31/03                 600           0.81             486.00
Sold          3/31/03                 200           0.80             160.00
Sold          3/31/03                 500           0.80             400.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/21/03               4,000           1.06           4,240.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00

Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               2,000           1.20           2,400.00
Sold          4/24/03                 600           0.92             552.00
Sold          4/24/03                 300           0.95             285.00
Sold          4/24/03                 100           0.94              94.00
Sold          4/25/03               3,000           1.20           3,600.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/21/03               4,000           1.20           4,800.00
Sold          4/21/03               3,000           1.20           3,600.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold           4/4/03                 200           0.77             154.00
Sold          4/10/03               3,250           0.81           2,632.50
Sold          4/21/03                 100           1.20             120.00
Sold          4/22/03                  50           1.20              60.00
Sold          4/17/03                 100           0.97              97.00
Sold           4/4/03               1,000           0.77             770.00
Sold          3/28/03               4,100           0.77           3,157.00
Sold          3/28/03               4,200           0.77           3,234.00
Sold          3/31/03               2,000           0.81           1,620.00
Sold          3/31/03               1,000           0.80             800.00
Sold          4/25/03               3,000           1.20           3,600.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00

Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/10/03               1,200           0.83             996.00
Sold          4/17/03               1,200           0.97           1,164.00
Sold          4/22/03               1,000           1.20           1,200.00
Sold          4/22/03                 200           1.20             240.00
Sold          4/21/03                 500           1.20             600.00
Sold          4/21/03               1,700           1.21           2,057.00
Sold          4/17/03               1,600           1.00           1,600.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/25/03               3,000           1.20           3,600.00
Sold          4/25/03               4,000           1.20           4,800.00
Sold          3/18/03               4,000           0.73           2,920.00
Sold          3/18/03               4,000           0.73           2,920.00
Sold          4/25/03               6,000           1.20           7,200.00
Sold          4/25/03               6,000           1.20           7,200.00
Sold          3/21/03              20,000           0.72          14,400.00
Sold           4/9/03               4,400           0.79           3,476.00
Sold          4/25/03              41,665           1.20          49,998.00
Sold          4/22/03                  75           1.20              90.00
Sold          4/17/03               3,950           0.97           3,831.50
Sold          4/25/03              60,000           1.20          72,000.00
Sold          3/31/03               4,300           0.77           3,311.00
Sold          4/25/03              19,800           1.21          23,958.00
Sold          4/25/03              50,360           1.20          60,432.00
Sold          3/26/03                 200           0.75             150.00
Sold          3/27/03                 200           0.78             156.00
Sold          4/22/03               3,000           1.20           3,600.00
Sold          4/22/03               1,000           1.20           1,200.00
Sold          4/11/03                 350           0.86             301.00
Sold          4/11/03               1,650           0.83           1,369.50
Sold          4/25/03               4,000           1.20           4,800.00
Sold          4/16/03               3,000           0.84           2,520.00
Sold          3/21/03                 125           0.76              95.00
Sold          4/22/03                  75           1.20              90.00
Sold          3/26/03               4,800           0.75           3,600.00

Sold          4/25/03               4,000           1.20           4,800.00
Sold          3/26/03               1,000           0.75             750.00
Sold           4/8/03               5,000           0.81           4,050.00
Sold          3/24/03               1,100           0.75             825.00
Sold          4/16/03                 600           0.84             504.00
Sold          4/22/03                 300           1.20             360.00
Sold          3/24/03               1,000           0.76             760.00
Sold          3/28/03                 200           0.79             158.00
Sold          3/28/03                 100           0.79              79.00
Sold          3/31/03                 200           0.80             160.00
Sold          4/24/03               5,000           1.07           5,350.00
Sold          4/24/03               5,000           1.07           5,350.00
Sold          4/25/03               5,000           1.20           6,000.00
Total                                            523,150        $592,058.60

Segal Individual Retirement Account

Trade                                        Price per
 type          Date        Quantity          share in $      Total price in $

Sold          4/25/03        4,000              1.20          4,800.00
Sold          4/25/03        4,000              1.20          4,800.00
Sold          4/25/03        4,000              1.20          4,800.00
Sold          4/25/03        4,000              1.20          4,800.00
Sold          4/25/03        2,000              1.20          2,400.00
Sold          4/25/03          500             1.201            600.50
Sold          4/25/03          100              1.20            120.00
Sold          4/25/03          900              1.20          1,080.00
Sold          4/25/03          800              1.20            960.00
Sold          4/25/03        1,800              1.20          2,160.00
Sold          4/25/03       12,040              1.20         14,448.00
Sold          4/25/03          500              1.22            610.00
Sold          4/25/03        2,000              1.20          2,400.00
Sold          4/25/03        6,000              1.20          7,200.00
Sold          4/25/03        6,000              1.20          7,200.00
Sold          4/25/03       40,000              1.20         48,000.00
Sold          4/25/03        4,000              1.20          4,800.00
Sold          4/25/03        4,000              1.20          4,800.00
Sold          4/25/03        2,000              1.20          2,400.00
Sold          4/25/03        4,000              1.22          4,880.00
Sold          4/25/03          200              1.20            240.00
Sold          4/25/03        3,800              1.20          4,560.00

  Sold        4/25/03          400              1.22            488.00
  Sold        4/25/03        2,655              1.20          3,186.00
  Sold        4/25/03        5,000              1.21          6,050.00
  Sold        4/25/03        2,000              1.20          2,400.00
  Sold        4/25/03        1,000              1.20          1,200.00
  Sold        4/25/03        3,000              1.22          3,660.00
  Sold        4/25/03          400              1.21            484.00
  Sold        4/25/03        2,000              1.20          2,400.00
  Sold        4/25/03        1,000              1.20          1,200.00
  Sold        4/25/03        2,000              1.20          2,400.00
  Sold        4/25/03        2,000              1.20          2,400.00
  Sold        4/25/03        2,000              1.20          2,400.00
  Sold        4/25/03        2,000              1.20          2,400.00
  Sold        4/25/03        1,000              1.20          1,200.00
  Sold        4/25/03        1,000              1.22          1,220.00
  Sold        4/25/03        2,000              1.20          2,400.00
  Sold        4/25/03        4,000              1.22          4,880.00
  Sold        4/25/03        2,000              1.20          2,400.00
  Sold        4/25/03        1,000              1.20          1,200.00
  Sold        4/25/03        2,000              1.20          2,400.00
  Sold        4/25/03        1,585              1.20          1,902.00
  Sold        4/25/03        3,415              1.20          4,098.00
  Sold        4/25/03        8,450              1.20         10,140.00
  Sold        4/25/03        1,900              1.20          2,280.00
  Sold        4/25/03        3,100              1.20          3,720.00
  Sold        4/25/03        5,000              1.22          6,100.00
  Sold        4/25/03          500              1.20            600.00
  Sold        4/25/03          500              1.20            600.00
  Sold        4/25/03          100              1.20            120.00
  Sold        4/25/03          600              1.20            720.00
  Sold        4/25/03        3,000              1.20          3,600.00
  Sold        4/25/03        2,500              1.20          3,000.00
  Sold        4/25/03        5,000              1.20          6,000.00
  Sold        4/25/03        1,100              1.20          1,320.00
  Sold        4/25/03        1,500              1.20          1,800.00
  Sold        4/25/03        3,500              1.20          4,200.00
  Sold        4/25/03          200              1.20            240.00
  Sold        4/25/03        4,171              1.20          5,005.20
  Sold        1/10/03          225              0.98            200.49
  Sold        4/25/03          404              1.20            484.80
  Sold        4/25/03        5,000              1.20          6,000.00

  Sold        4/25/03        2,200              1.20          2,640.00
  Sold        4/25/03        1,100              1.20          1,320.00
  Sold        4/25/03        3,000              1.20          3,600.00
  Sold        4/25/03          900              1.20          1,080.00
  Sold        4/25/03        1,100              1.20          1,320.00
  Sold        4/25/03        3,000              1.20          3,600.00
  Sold        4/25/03        6,633              1.20          7,959.60
  Sold        4/25/03          500              1.20            600.00
  Sold        4/25/03        1,200              1.20          1,440.00
  Sold        4/25/03          497              1.20            596.40
  Sold        4/25/03        2,300              1.20          2,760.00
  Sold        4/25/03       18,000              1.20         21,600.00
  Sold        4/25/03        4,100              1.20          4,920.00
  Sold        4/25/03          800              1.20            960.00
  Sold        4/25/03          600              1.20            720.00
  Sold        4/25/03          300              1.20            360.00
  Sold        4/25/03          400              1.20            480.00
  Sold        4/25/03        3,100              1.20          3,720.00
  Sold        4/25/03        4,450              1.20          5,340.00
  Sold        4/25/03          400              1.20            480.00
  Sold        4/25/03          200              1.20            240.00
  Sold        4/25/03        6,000              1.20          7,200.00
 Total                     257,625                          309,492.99

Acquired      3/17/03          500              0.73            365.00
Acquired      3/18/03        1,200              0.73            876.00
Acquired      3/18/03        7,503              0.73          5,477.19
Acquired      3/18/03          497              0.73            362.81
Acquired      3/19/03        2,300              0.73          1,679.00
Acquired      3/21/03       18,000              0.72         12,960.00
Acquired      3/26/03        4,100              0.68          2,788.00
Acquired      3/26/03          800              0.71            568.00
Acquired      3/26/03          600              0.72            432.00
Acquired       4/2/03          300              0.72            216.00
Acquired       4/3/03          400              0.69            276.00
Acquired       4/7/03        3,100              0.71          2,201.00
Acquired       4/8/03        4,450              0.71          3,159.50
Acquired       4/8/03          400              0.71            284.00
Acquired       4/9/03          200              0.71            142.00
Acquired      4/22/03        6,000              1.10          6,600.00
 Total                      50,350                           38,386.50

Bradco

    Trade                             Price per
    type        Date      Quantity    share in $      Total price in $

    Sold       4/25/03      1,000        1.20             1,200.00
    Sold       4/25/03      4,000        1.20             4,800.00
    Sold       4/25/03      3,300        1.20             3,960.00
    Sold       4/25/03      1,000        1.20             1,200.00
    Sold       4/25/03      3,000        1.20             3,600.00
    Sold       4/25/03        200        1.20               240.00
    Sold       4/25/03      4,000        1.20             4,800.00
    Sold       4/25/03      4,000        1.20             4,800.00
    Sold       4/25/03      2,800        1.20             3,360.00
    Sold       4/25/03      1,200        1.20             1,440.00
    Sold       4/25/03      4,000        1.20             4,800.00
    Sold       4/25/03      4,000        1.20             4,800.00
    Sold       4/25/03      4,000        1.20             4,800.00
    Sold       4/25/03      1,000        1.20             1,200.00
    Sold       4/25/03      1,000        1.20             1,200.00
    Sold       4/25/03      2,000        1.20             2,400.00
    Sold       4/25/03      4,000        1.20             4,800.00
    Sold       4/25/03      4,000        1.20             4,800.00
    Sold       4/25/03      4,000        1.20             4,800.00
    Sold       4/25/03       500         1.21               605.00
    Sold       4/25/03      1,600        1.20             1,920.00
    Sold       4/25/03      2,000        1.20             2,400.00
    Sold       4/25/03      1,400        1.20             1,680.00
    Total                  58,000                       $69,605.00

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. As of April 25, 2003 the Reporting Persons were no longer holders of more than 5% of the Common Stock of the Company.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Schedule A - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to Schedule A of the Reporting Persons of the initial
Schedule 13D filed February 2, 2000).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 29, 2003

                                            BRADCO SUPPLY CORPORATION


                                            By: /s/ Barry Segal
                                               ---------------------------------
                                            Name:  Barry Segal
                                            Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 29, 2003


                                            By: /s/ Barry Segal
                                               ---------------------------------
                                            Name: Barry Segal

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Eagle Supply Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of April 29, 2003.

                                          BRADCO SUPPLY CORPORATION

                                          By: /s/ Barry Segal
                                             -----------------------------------
                                          Name: Barry Segal
                                          Title: Chief Executive Officer


                                          By: /s/ Barry Segal
                                             -----------------------------------
                                          Name: Barry Segal